Exhibit 4.2

DESCRIPTION OF COMMON STOCK OF CHARLES & COLVARD, LTD.
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following description is a summary of information concerning the common stock, no par value per share (the “Common Stock”), of Charles & Colvard, Ltd. (“we,” “our,” “us,” or the “Company”) and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Restated Articles of Incorporation (the “Articles of Incorporation”) and Amended and Restated Bylaws (the “Bylaws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part.

Authorized Common Stock

Our Articles of Incorporation authorizes the issuance of 50,000,000 shares of Common Stock. Our authorized but unissued shares of Common Stock are available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

Voting

Holders of our Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. An election of directors by our shareholders shall be determined by a plurality of the votes cast by the shareholders entitled to vote on the election.

Dividends

Holders of Common Stock are entitled to receive proportionately any dividends as may be declared and paid by our board of directors, subject to such funds being legally available for the payment of dividends and any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

Rights and Preferences

Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of Common Stock are subject to and may be adversely affected by the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

Liquidation

In the event of our liquidation, dissolution or winding up, the holders of Common Stock are entitled to receive proportionately our net assets available for distribution to shareholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

Exhibit 4.2

Preferred Stock

Under the terms of our Articles of Incorporation, our board of directors is authorized to provide for the issuance of shares of preferred stock in one or more series without shareholder approval. Our board of directors has the discretion to determine the preferences, limitations and relative rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. The preferred stock may have voting or conversion rights that could have the effect of restricting dividends on our Common Stock, diluting the voting power of our shares of Common Stock, impairing the rights of our Common Stock in the event of our dissolution, liquidation or winding-up or otherwise adversely affecting the rights of holders of our Common Stock. The holders of preferred stock are not entitled to vote at any meeting of shareholders, except as otherwise provided in the rights and restrictions attached to the shares by our board of directors.

Anti-Takeover Provisions

Our Articles of Incorporation and Bylaws contain provisions that will make it more difficult for our existing shareholders to replace our board of directors as well as for another party to obtain control of the Company by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing shareholders or another party to effect a change in management or could otherwise impede the success of any attempt to change the control of the Company.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in control of the Company or management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Authorized but Unissued Stock. Our Articles of Incorporation authorize the issuance of a significant number of shares of common stock and preferred stock. A large quantity of authorized but unissued shares may deter potential takeover attempts because of the ability of our board of directors to authorize the issuance of some or all of these shares to a friendly party, or to the public, which would make it more difficult for a potential acquirer to obtain control of the Company. This possibility may encourage persons seeking to acquire control of the Company to negotiate first with our board of directors.

Our authorized but unissued shares of preferred stock could also have anti-takeover effects. Under certain circumstances, any or all of the preferred stock could be used as a method of discouraging, delaying or preventing a change in control or management of the Company. For example, our board of directors could designate and issue a series of preferred stock in an amount that sufficiently increases the number of outstanding shares to overcome a vote by the holders of common stock, or with rights and preferences that include special voting rights to veto a change in control. The preferred stock could also be used in connection with the issuance of a shareholder rights plan, sometimes referred to as a “poison pill.” Our board of directors is able to implement a shareholder rights plan without further action by our shareholders.

Exhibit 4.2

Use of our preferred stock in the foregoing manner could delay or frustrate a merger, tender offer or proxy contest, the removal of incumbent directors or the assumption of control by shareholders, even if these actions would be beneficial to our shareholders. In addition, the existence of authorized but unissued shares of preferred stock could discourage bids for the Company even if such bid represents a premium over our then-existing trading price.

No Cumulative Voting. Because our shareholders do not have cumulative voting rights, our shareholders holding a majority of the voting power of our shares of common stock outstanding will be able to elect all of our directors.

Special Meetings of Shareholders. Our Bylaws provide that special meetings of shareholders may be called only by our president or by our board of directors. Shareholders are not permitted to call a special meeting of shareholders or to require that our president or our board of directors request the calling of a special meeting of shareholders. These provisions may make a change in control of the Company more difficult by delaying shareholder actions to elect directors until the next annual shareholder meeting.

Advance Notice Requirement. Shareholder proposals to be brought before an annual meeting of our shareholders must comply with advance notice procedures. These advance notice procedures require timely notice and apply in several situations, including shareholder proposals relating to the nomination of persons for election to our board of directors. Generally, to be timely, notice must be delivered to or mailed and received at our principal executive offices not less than 60 nor more than 90 days prior to the first anniversary of the notice date in our proxy statement for the previous year’s annual meeting of shareholders. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.

Election and Removal of Directors; Filling Vacancies. Our Bylaws permit vacancies in our board of directors to be filled by our board of directors, or in the event that the remaining directors in office constitute fewer than a quorum of the board of directors, by the affirmative vote of a majority of the remaining directors or by a plurality of the votes cast at a meeting of shareholders. Given that a special shareholder meeting may only be called by our president or by our board of directors, effectively only the board of directors may fill vacancies.

While we do not currently have a classified board, our Bylaws provide that at any time that we have nine or more directors, the directors will be divided into three classes, as nearly equal in number as possible. As a result, if we have nine or more directors, only one class of directors will be elected at each annual meeting of shareholders, with the other classes continuing for the remainder of their respective three-year terms. The classification of our board of directors and provisions described above may have the effect of delaying or preventing changes in our control or management.

Exhibit 4.2

Shareholder Approval of Certain Business Combinations. Our Articles of Incorporation contain a supermajority vote provision requiring approval of two-thirds in interest of our issued and outstanding voting shares for certain business combinations involving significant beneficial owners, or Interested Shareholders, such as a merger, unless (i) the business combination has been approved by at least two-thirds of the directors serving on the date the supermajority provisions of the articles of incorporation were adopted by our shareholders, or directors who have been nominated by us to directly succeed such a director or to join the board of directors, or the Continuing Directors, and, if deemed advisable by a majority of the Continuing Directors, the Board has obtained an opinion of a reputable investment banking firm stating that the financial terms of such business combination are fair from a financial point of view to the holders of our voting shares, or (ii) all of the following conditions are satisfied: (A) the consideration to be received by the shareholders is cash or in the same form as previously paid by or on behalf of any Interested Shareholder in connection with its direct or indirect acquisition of beneficial ownership of any shares of common stock, (B) the aggregate amount of the cash and the fair market value of consideration other than cash to be received per share by holders of common stock in any business combination is at least equal to the greater of (1) the fair market value per share of common stock on the date of the first public announcement of the proposal of a business combination, or the Announcement Date, or on the date on which the Interested Shareholder became an Interested Shareholder, whichever is higher, multiplied by the ratio of (a) the highest per share price paid by the Interested Shareholder for any shares of common stock acquired by it within the two-year period immediately prior to the Announcement Date to (b) the fair market value per share of common stock on the first day in such two-year period on which the Interested Shareholder acquired any shares of common stock, or (2) the highest per share price paid by such Interested Shareholder in acquiring any of our common stock; and (C) after becoming an Interested Shareholder and prior to the consummation of any business combination, (1) such Interested Shareholder must not have acquired any newly issued shares of capital stock, directly or indirectly, from us (except upon conversion of convertible securities acquired by it prior to becoming an Interested Shareholder or upon compliance with the supermajority provisions of the Articles of Incorporation or as a result of a pro rata stock dividend or stock split) and (2) such Interested Shareholder must not have received the benefit, directly or indirectly (except proportionately as a shareholder), of any loans, advances, guarantees, pledges or other financial assistance or tax credits provided by us, or made any significant changes in our business or equity capital structure.

Listing on the Nasdaq Capital Market

Shares of Common Stock are listed on the Nasdaq Capital Market and are quoted under the symbol “CTHR.”

Transfer Agent

The transfer agent for Common Stock is American Stock Transfer & Trust Company, LLC.